Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

WINNING TEAM DRIVES RANDGOLD FLAGSHIP’S PERFORMANCE TO NEW HEIGHTS

Loulo, Mali, 29 January 2014 – A strong management team, consisting almost entirely of Malian nationals, is driving continuing performance improvements at Randgold Resources’ Loulo-Gounkoto gold mining complex, chief executive Mark Bristow said today.

Speaking at a briefing for international investors and local media, ahead of Randgold’s year-end board meeting which will be held at the complex, Bristow said the team was delivering on all its operational objectives, on the back of higher grades and a range of efficiency enhancement projects which were improving throughput and recoveries.

He said the complex was likely to beat its revised production target for 2013 and confirmed that the guidance for 2014 would remain at 640 000 ounces. “We expect gold production to keep rising while costs should start coming down. This trend should be accelerated by other new projects, including the paste backfill plant which, when completed, will unlock substantial mineable reserves underground and cut capital costs by reducing the required development rate,” he said.

The complex comprises three world-class orebodies and ranks as one of the largest of its kind in Africa. Its three mines – two underground and one open pit and a plant which processes 4.4 million tonnes of ore per year, are managed by a combined Loulo-Gounkoto team. Samba Toure, the general manager for Randgold’s West African operations, said the proven effectiveness of this team was a tribute to Randgold’s policy of employing and developing host country nationals at all levels of the business.

Paul Harbidge, Randgold’s group exploration executive, said while Loulo-Gounkoto was still expanding its gold production, the company’s exploration teams were continuing to hunt for additional ounces around the existing orebodies as well as further world-class deposits. “We believe this region has a high potential for the discovery of more multi-million ounce gold deposits. A study into the feasibility of accessing the orebody underneath the Gounkoto pit is also well advanced,” he said.

Bristow noted that in spite of the size of the complex and its high activity level, it had a good safety record, with a demonstrable improvement in the rate of lost time injuries. Both Loulo and Gounkoto have achieved their international safety and environmental certifications.

“Since it started as an open pit operation at the end of 2005, what is now the Loulo-Gounkoto complex has contributed US$0.5 billion directly to the Malian state in the form of dividends, taxes and royalties, and it has elevated Mali to the third-largest gold producer in Africa. In line with Randgold’s stakeholder philosophy, it has also benefited the local community enormously through the creation of jobs, the generation of economic opportunities, infrastructural improvements and quality-of-life initiatives in such fields as health and education,” he said.

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.